Exhibit 99.1

PropertyGuru Reports Robust First Quarter 2022 Performance

Delivers S$28.2 million in Revenue, Growing 42% Over Previous Year

On track to achieve 2022 guidance of 44% year-on-year revenue growth and return to full year positive Adjusted EBITDA

Singapore – May 26, 2022 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1, property technology (“PropTech”) company, today announced the Company’s financial results for the first quarter ended March 31, 2022. The Company recorded strong operational and financial performance in the quarter driven by the growing momentum in our markets.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, PropertyGuru, said “We are happy to report strong results in our first quarter as a public company. This performance demonstrates that our investments in talent and technology over the last two years are delivering positive results as our markets emerge out of the slowdown induced by COVID-19. We are pleased to see increased participation from our agent partners in our core marketplaces as property markets start to recover. We also continue to actively pursue strategic growth opportunities to expand our world-class solutions for customers.”

Joe Dische, Chief Financial Officer, PropertyGuru, added “We are proud of the 42%2 year-on-year increase in revenue in the first quarter. Growth was strong across all business segments driving topline performance. Meanwhile, costs were well managed leading to a positive Adjusted EBITDA result for the quarter. We are pleased to be profitable at Adjusted EBITDA even while driving this pace of growth.”

Financial Highlights for the First Quarter Ended March 31, 2022

•	Total revenue increased by 42% to S$28.2 million in the typically slower first quarter, reflecting the Company’s strong execution coupled with increasing confidence in Southeast Asia’s economies.

•	Marketplaces revenues increased by 41.7% year-on-year, due to our investments during the last two years and as the real estate markets emerge from the pandemic-induced slowdown:

o

Singapore Marketplaces revenue increased 23.8% to S$15.0 million. Quarterly Average Revenue Per Agent (“ARPA”) of S$947 rose 25.2% year-on-year through increased premium product adoption, and the flow-through effects of a subscription price increase in Q4 2021. There were a total of 14,719 Agents and a healthy renewal rate of 79%.

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Malaysia Marketplaces revenue increased significantly to S$5.4 million from S$1.9 million a year ago, primarily due to the successful integration of the iProperty business, which the Company acquired in August 2021.

[1]	Based on SimilarWeb data between October 2021 and March 2022.
[2]	The first quarter ended March 31, 2022 includes results of the iProperty Malaysia and thinkofliving businesses which were acquired on August 3, 2021.

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Vietnam Marketplaces revenue increased by 18.6% to S$5.1 million. This was driven by both the 14.6% increase in the number of listings to 1.65 million and the 2.4% growth in average revenue per listing (“ARPL”) to S$2.98.

•	Net loss increased to S$120.3 million, primarily due to accounting adjustments in relation to the business combination with Bridgetown 2 Holdings Limited.

•	Adjusted EBITDA was S$0.9 million which is S$3.7 million improved year-on-year as costs were well-managed.

Information regarding our operating segments is presented below.

	For the Three Months Ended March 31
	2022	2021	YoY Growth
	(S$ in thousands except percentages)
Revenue	28,232	19,887	42.0%

Marketplaces	27,213	19,211	41.7%
Singapore	15,004	12,115	23.8%
Vietnam	5,056	4,263	18.6%
Malaysia	5,434	1,859	192.3%
Other Asia	1,719	974	76.5%
Fintech and data services	1,019	676	50.7%
Adjusted EBITDA	884	-2,822

Marketplaces	13,652	4,081
Singapore	11,398	8,333
Vietnam	1,137	909
Malaysia	2,369	-4,492
Other Asia	-1,252	-669
Fintech and data services	-1,646	-744
Corporate*	-11,122	-6,159
Adjusted EBITDA Margin (%)	3.1%	-14.2%

Marketplaces	50.2%	21.2%
Singapore	76.0%	68.8%
Vietnam	22.5%	21.3%
Malaysia	43.6%	-241.6%
Other Asia	-72.8%	-68.7%
Fintech and data services	-161.6%	-110.1%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

Strong Category Leadership Drives Long-Term Growth Opportunities

As of March 31, 2022, PropertyGuru continued its Engagement Market Share3 leadership in Singapore, Vietnam, Malaysia and Thailand.

•	Singapore: 77% – 3.9x the closest peer

•	Vietnam: 71% – 2.5x the closest peer

•	Malaysia: 96% – 24.7x the closest peer

[3]	Based on SimilarWeb data between October 2021 and March 2022.

•	Thailand: 60% – 3.0x the closest peer

•	Indonesia: 25% – 0.4x the closest peer

Full Year 2022 Outlook

The Company confirmed that it is on track to achieve its full year guidance for 2022. It expects to deliver year-on-year revenue growth of approximately 44%, driven by the strong start to 2022 and continued growth across all core markets as the region emerges from the impact of COVID-19. The Company also confirmed that it expects to return to full year positive Adjusted EBITDA, as it realizes the full benefits of its increased investments in people, technology and marketing through the pandemic.

Conference Call and Webcast Details

The Company will host a conference call and webcast on Thursday, May 26, 2022, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company’s financial results and outlook.

The PropertyGuru (NYSE: PGRU) Q1 2022 Earnings call can be accessed by registering at:

https://propertyguru.zoom.us/webinar/register/WN_l04TiursSK62_Ovo43uXzA

An archived version will be available on the Company’s Investor Relations website after the call at https://investors.propertygurugroup.com/news-and-events/events-and-presentations/default.aspx

About PropertyGuru Group

PropertyGuru Group is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 38 million property seekers4 to find their dream home, every month. PropertyGuru and its group companies empower property seekers with more than 3.3 million real estate listings5, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in 2007 and has helped to drive the Singapore property market online and has made property search transparent for the property seeker. In the 15 years since, the Group has grown into a high-growth PropTech company with a robust portfolio of leading property portals across its core markets; award-winning mobile apps; a high quality developer sales enablement platform, FastKey; mortgage marketplace PropertyGuru Finance; and a host of other property offerings including Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

Media

PropertyGuru Group

Sheena Chopra

+65 9247 5651

sheena@propertyguru.com.sg

[4]	Based on Google Analytics data between July 2021 and December 2021.
[5]	Based on data between July 2021 and December 2021.

Investor

PropertyGuru Group

Investor Relations

investors@propertyguru.com

The Blueshirt Group

Gary Dvorchak

pgru@blueshirtgroup.com

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, Thailand and Indonesia.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Average revenue per listing (“ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their 12 month subscription) during that period.

This press release also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance costs, depreciation and amortization, income tax expenses, impairments when the impairment is the result of an isolated, non-recurring events, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration costs, legal and professional expenses incurred for IPO, share listing expenses and on-going costs of a listed entity. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation of Net loss to Adjusted EBITDA is provided as follows:

	For the Three Months Ended March 31,
	2022	2021
	(S$ in thousands)
Net loss	(120,348)	(10,787)

Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(11,072)	(940)
Finance costs – net	626	5,003
Depreciation and amortization expense	4,914	2,448
Impairment	—	8
Share grant and option expenses	1,528	1,332
Others gains/(losses) – net	201	17
Business acquisition transaction and integration cost	1,109	—
Legal and professional expenses incurred for IPO	18,444	—
Share listing expense	104,950	—
On-going cost of a listed entity	454	—
Tax credit/(expense)	78	97

Adjusted EBITDA	884	(2,822)

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination and technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This press release contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the Three Months Ended March 31,
	2022	2021
	(S$ in thousands, except share and per share data)
Revenue	28,232	19,887
Other income	478	628
Other gains—net	10,871	923

Expenses
Venue costs	(949)	(547)
Sales and marketing cost	(4,100)	(7,419)
Sales commission	(3,052)	(1,837)
Impairment loss on financial assets	604	672
Depreciation and amortisation	(4,914)	(2,448)
Impairment of intangible assets	—	(8)
IT and Internet expenses	(2,415)	(1,700)
Legal and professional	(854)	(343)
Legal and professional fees incurred for IPO	(18,444)	—
Share listing expense	(104,950)	—
Employee compensation	(18,265)	(12,478)
Non-executive directors’ remuneration	(773)	(144)
Staff cost	(399)	(194)
Office rental	(22)	(10)
Finance cost	(727)	(5,122)
Other expenses	(591)	(550)

Total expenses	(159,851)	(32,128)
Loss before income tax	(120,270)	(10,690)
Tax expenses	(78)	(97)

Net loss	(120,348)	(10,787)

Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	(663)	1,889
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss from post-employment benefits obligation	(9)	—

Other comprehensive (loss)/income, net of tax	(672)	1,889

Total comprehensive loss	(121,020)	(8,898)

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.90)	(0.19)
Weighted average ordinary shares used in calculating net loss per ordinary share, basic and diluted	133,234,935	56,027,770

PROPERTYGURU GROUP

UNAUDITED CONDENSED BALANCE SHEET

	As of March 31, 2022	As of December 31, 2021
	(S$ in thousands)
ASSETS
Current assets
Cash and cash equivalents	369,456	70,236
Trade and other receivables	15,564	17,655

	385,020	87,891

Non-current assets
Trade and other receivables	3,534	1,564
Intangible assets	401,410	401,157
Plant and equipment	2,896	3,329
Right-of-use assets	14,274	15,419

	422,114	421,469

Total assets	807,134	509,360

Liabilities
Current liabilities
Trade and other payables	48,287	32,921
Lease liabilities	4,355	4,439
Borrowings	17,262	170
Warrants liability	16,674	—
Deferred revenue	44,812	47,318
Provision for reinstatement cost	86	36
Current income tax liabilities	4,603	4,554

	136,079	89,438
Non-current liabilities
Trade and other payables	779	603
Lease liabilities	11,558	12,452
Borrowings	—	16,732
Deferred income tax liabilities	2,308	2,375
Provision for reinstatement cost	510	569

	15,155	32,731

Total liabilities	151,234	122,169

Net assets	655,900	387,191

Shareholders’ Equity
Capital and reserves attributable to equity holders of the Group
Share capital	1,076,282	684,347
Share reserve	16,454	18,658
Capital reserve	786	785
Warrants	5,742	5,742
Translation reserve	2,078	2,742
Accumulated losses	(445,442)	(325,083)

Total Shareholders’ Equity	655,900	387,191

PROPERTYGURU GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Three Months Ended March 31,
	2022	2021
	(S$ in thousands)
Cash flows from operating activities
Loss for the year	(120,348)	(10,787)
Adjustments for:
- Tax expense	78	97
- Employee share grant and option expense	912	1,322
- Non-executive director share grant and option expense	660	54
- Amortisation and depreciation	4,914	2,456
- (Gain)/Loss on disposal of plant and equipment	27	(0)
- Interest income	(101)	(119)
- Finance cost	727	5,122
- Impairment loss on financial assets	(604)	(672)
- Fair value (gain)/loss on conversion option of Series B	—	(940)
- Fair value loss on warrant liability	(11,072)	—
- Share listing expense	104,950	—
- Unrealised currency translation (gains)/losses	(7)	74

	(19,864)	(3,393)

Change in working capital, net of effects from acquisition and disposal of subsidiaries:
- Trade and other receivables	2,077	1,311
- Trade and other payables	12,932	(1,595)
- Deferred revenue	(2,506)	(624)

Cash used in operations	(7,361)	(4,301)
Interest received	98	114
Income tax paid	(110)	(728)

Net cash used in operating activities	(7,373)	(4,915)

Cash flows from investing activities
Additions to plant and equipment	(160)	(230)
Additions of intangible assets	(4,116)	(2,081)
Proceeds from disposal of plant and equipment	23	3

Net cash used in investing activities	(4,253)	(2,308)

Cash flows from financing activities
Interest paid	(360)	(466)
Proceeds from borrowings	—	11,000
Borrowings transaction cost	—	(449)
Principal payment of lease liabilities	(984)	(1,030)
Repayment of convertible notes	—	(11,261)
Payment for legal and professional fees incurred for IPO	(955)	—
Proceeds from Reorganisation	142,145	—
Proceeds from the PIPE capital increase	178,653	—
PIPE capital transaction cost	(7,664)	—
Proceeds from issuance of ordinary shares	11	77

Net cash provided by/(used in) financing activities	310,846	(2,129)

Net increase/(decrease) in cash and cash equivalents	299,220	(9,352)
Cash and cash equivalents
Beginning of financial period	70,236	93,359

End of financial period	369,456	84,007